UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   September 2004            File No.    0-50169

Sovereign Chief Ventures Ltd.

(Name of Registrant)

333 Cedar Street, Suite 300, Abilene Texas 79601

(Address of principal executive offices)

1.

Interim Financial Statements (unaudited) for the period ended June 30, 2004

2.

Management Discussion and Analysis for the period ended June 30, 2004.

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Sovereign Chief Ventures Ltd..

(Registrant)

Dated: September 14, 2004             By: /s/ Bill O. Wood

                                                             Bill O. Wood, President

CONSOLIDATED FINANCIAL STATEMENTS

SOVEREIGN CHIEF VENTURES LTD.

ABILENE, TEXAS, USA

JUNE 30, 2004

Sovereign Chief Ventures Ltd.

CONSOLIDATED STATEMENT OF EARNINGS AND DEFICIT

Unaudited- Prepared by management

                                                                          Three months ended June 30,        Six months ended June 30,

	2004	2003	2004	2003
REVENUE

Oil and gas	$ 192,929	39,101	$ 342,251	53,348
Interest	-	1,155	-	2,089
	192,929	40,256	342,251	55,437
EXPENSES

Depletion and depreciation	251,551	17,846	315,393	36,369
Legal and accounting	64,860	82,395	109,076	137,424
Wages and benefits	37,325	43,331	76,385	140,746
Oil and gas production costs	42,487	85,075	46,245	84,833
Travel and auto	11,937	14,960	19,650	24,397
Office and general	3,814	6,995	16,450	18,780
Regulatory fees	7,786	16,866	15,679	23,945
Telephone	4,299	2,385	12,139	7,323
Promotion	3,689	2,879	10,474	5,717
Investor relations (recovery)	39	(236)	3,268	63,017
Rent	1,318	1,276	2,636	6,107
Bank charges and interest	120	300	162	9,664
Loss (gain) on foreign exchange	(4,563)	52,420	(17,712)	82,925
	424,662	326,492	609,845	641,247
NET LOSS	(231,733)	(286,236)	(267,594)	(585,810)
Deficit, beginning of period	(7,802,247)	(5,227,972)	(7,766,386)	(4,928,398)
DEFICIT, end of period	$ (8,033,980)	(5,514,208)	$ (8,033,980)	(5,514,208)
LOSS PER SHARE- BASIC	$ (0.01)	0.01	$ (0.01)	0.03
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	26,529,778	22,942,778	26,529,778	20,132,540

1

Sovereign Chief Ventures Ltd.

CONSOLIDATED BALANCE SHEET

Unaudited - Prepared by management

                                                                                       June 30,             December 31,

	2004	2003
ASSETS
Current
Cash	$ 9,082	534,962
Accounts receivable	234,984	162,210
Subscriptions receivable	50,000	50,000
Prepaid expenses	72,435	41,269
	366,501	788,441
Property and equipment [ Note 2 ]	2,212,376	1,847,672
Investment in 3D Seismic data	4,171,447	4,171,447
	$ 6,750,324	6,807,560
LIABILITIES
Current
Accounts payable	$ 361,431	151,072
SHAREHOLDERS’ EQUITY
Share capital [ Note 3 ]	14,770,662	14,770,663
Share subscriptions	54,059	54,059
Treasury shares	(401,848)	(401,848)
Deficit	(8,033,980)	(7,766,386)
	6,388,893	6,656,488
	$ 6,750,324	6,807,560

APPROVED ON BEHALF OF THE BOARD:

Sovereign Chief Ventures Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Unaudited - Prepared by management

                                                                      Three months ended June 30,            Six months ended June 30,

                                                                                 2004                  2003                    2004                  2003

OPERATIONS

Net loss	$ (231,733)	(286,236)	$ (267,594)	(585,810)
Add item not affecting cash: Depletion and depreciation	251,551	17,846	315,393	36,369
	19,818	(268,390)	47,799	(549,411)

Change in non-cash working capital balances:
Decrease (increase) in accounts receivable	(75,998)	4,295	(72,744)	10,049
Decrease (increase) in prepaid expenses	34,238	262,036	(31,166)	(262,036)
Increase (decrease) in accounts payable	371,409	54,254	210,359	(419,545)
	349,467	(471,877)	154,218	(1,220,973)
FINANCING
Issuance of common shares	-	-	-	1,691,052
Decrease in deferred costs	-	-	-	17,338
Decrease in loan payable	-	-	-	(500,000)
	-	-	-	1,208,390
INVESTING
Acquisition of equipment	(142,811)	(264,702)	(147,422)	(461,327)
Petroleum and natural gas properties: Exploration costs	(304,294)	127,735	(532,676)	(1,493)
Purchase of treasury shares	-	(98,207)	-	(105,550)
	(447,105)	(235,174)	(680,098)	(568,370)
Decrease in cash	(97,638)	(707,051)	(525,880)	(580,953)
Cash, beginning of period	106,720	854,506	534,962	728,408

CASH, end of period	$ 9,082	147,455	$ 9,082	147,455

3

Sovereign Chief Ventures Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2004                                                                                        Unaudited – Prepared by management

1.

NATURE OF OPERATIONS

The accompanying unaudited financial statements are prepared in accordance with Canadian generally accepted accounting principles but do not conform in all respects to the note disclosure requirements for its annual financial statements.  The unaudited financial statements have been prepared on a basis consistent with the accounting principles and policies described in the annual financial statements, except as noted below, and should be read in conjunction with those statements.  In the opinion of management, all adjustments considered necessary for the fair presentation of the Company’s financial position, results of operations and cash flows have been included in these financial statements.

The Company is in the process of developing its oil and gas properties and has experienced an operating loss of  $267,594 for the period ended June 30, 2004.  The Company’s ability to continue as a going concern is dependent upon achieving profitable levels of operations and, if necessary, on the ability of the Company to obtain necessary financing.

The consolidated financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in the normal course of business at amounts different from those reflected in these consolidated financial statements.

2.  Property and Equipment

                                                                                                                                   Net Book Value

	Cost	Accumulated depletion and depreciation	June 30, 2004	December 31, 2003
Petroleum and natural gas properties Upon reserves	$ 2,633,771	760,159	1,873,612	1,635,596
Well equipment	384,041	56,903	327,138	198,477
Office equipment	18,274	10,672	7,602	9,289
Computer software	5,143	1,119	4,024	4,310

	$ 3,041,229	828,853	2,212,376	1,847,672

The Company’s petroleum and natural gas properties represent unproven reserves.

4

Sovereign Chief Ventures Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued

June 30, 2004                                                                                     Unaudited – Prepared by management

2.

SHARE CAPITAL

The Company has authorized share capital of 100,000,000 common shares of no par value.  Shares have been issued as follows:

                                                        June 30,

                                                                Number          Amount

         Balance, beginning of period                                                                                 27,338,278     $ 14,770,662

 Balance, end of period                                                                                           27,338,278     $ 14,770,662

Loss per share - Loss per share has been calculated using the weighted-average number of shares outstanding during the year.  Fully-diluted loss per share has not been disclosed as it is an anti-dilutive.

3.

STOCK BASED COMPENSATION

At June 30, 2004 there are options outstanding and exercisable to issue 1,858,000 shares of the company.  The price of the options range from $0.30 to $3.00 and their expiry dates range from May 29, 2005 to March 26, 2008.  The weighted average contract life remaining is 2.73 years.

A summary of the change in the Company’s stock option plan for the period ended June 30, 2004 and the year ended December 31, 2003 is presented below.

	March 31, 2004			December 31, 2003
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding, beginning of period Granted	1,858,000 _	$ 0.44 _	1,558,000 300,000	$ 0.84 0.30
Outstanding, end of period	1,858,000	$ 0.44	1,858,000	$ 0.44

The following table summarizes the information about stock options outstanding and exercisable at June 30, 2004:

Weighted Average Exercise Price Per Share	Number Outstanding At June 30, 2004	Weighted Average Remaining Contractual life
$3.00	12,000	0.91 years
$0.45	1,546,000	2.58 years
$0.30	300,000	3.74 years
$0.44	1,858,000	2.73 years

Sovereign Chief Ventures Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   continued

June 30, 2004                                                                                        Unaudited – Prepared by management

1.

STOCK BASED COMPENSATION (continued)

The Company has early adopted the recommendations of the Canadian Institute of Chartered Accountants (“CICA”) with respect to stock based compensation.  The Company uses the Black Scholes option valuation model to value stock options.  The Black Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable.  The model requires management to make estimates which are subjective and may not be representative of actual results.  Changes in assumptions can materially affect estimates of fair values.  No stock options were granted during the quarter ended June 30, 2004.

2.

RELATED PARTY TRANSACTIONS

During the period the Company had the following related party transactions:

a)

Wages and benefits includes US$57,964 paid to a director of the Company.

b)

Legal fees of $19,800 were paid to a law firm, of which a partner is an officer of the Company.  Accounts payable includes $13,715 due to the law firm.

3.

SEGMENT INFORMATION

The Company’s operations are limited to a single industry segment being the acquisition, exploration and development of petroleum and natural gas properties.  The petroleum and natural gas properties are located in Texas, United States of America.

4.

SUBSEQUENT EVENT

Subsequent to the period end the Company entered into a settlement agreement related to the June 2002 claim filed against the Company and a director in the District Court, 400th Judicial district, Fort Bend County, Texas.  The settlement required the transfer of various partial assignments of oil, gas, and mineral leases in Coleman County, Texas.  The agreement is still subject to approval by all the parties involved.

SOVEREIGN CHIEF VENTURES LTD.

QUARTERLY REPORT – FORM 51-102F1

JUNE 30, 2004

DATED: AUGUST 25, 2004

Sovereign Chief Ventures Ltd. (the "Company") is an oil and gas exploration company. The Company has interests in nine wells at the Lasley Project in Western Oklahoma and additional oil and gas interests: the North Foss Prospect in Custer County, Oklahoma, the XX Ranch Project in Coleman County, Texas, the Jones County Project in Jones County, Texas and the Nail Ranch Prospect in Shackleford County, Texas.

During the three month period ended June 30, 2004 (the "2nd Quarter"), the Company participated in the drilling and completion of two additional wells in the Lasley Project: The Stray Cat 1-14 and the Kardokus 4-10 bringing the total number of wells drilled since January 1, 2004 to five.

During the quarter, the Company received oil and gas revenues of $192,929, an increase of $153,828 over the revenues received during the 2nd Quarter of 2003 as a result of the commencement of production from the Lasley Project wells which were completed during 2003.

The Company expended $532,676 on exploration costs and lease operating costs, all on the Lasley Project.

Some revenues from the wells drilled the 1st Quarter were received in the 2nd Quarter and further revenues will be received later from these wells in addition to the wells drilled in the 2nd Quarter. There is generally a 120 to 180 day delay in receiving revenue cheques from the commencement of production. The principal production from the wells in which the Company has an interest is gas. The Company believes that at least for the remainder of the year, gas prices will continue to be strong.

Breakdown of petroleum and natural gas properties:

The Company is currently negotiating the farm-out of a portion of its interest in the first well to be drilled at the North Foss Prospect in Oklahoma on a promoted basis such that the Company's share of drilling costs will be borne by the farmee with the Company retaining an interest.

Selected Annual Information

The Company has had no long term debt and has paid no dividends.

The net loss for the year ended December 31, 2003 includes a write-off of $1,876,249 as a provision of impairment for 3D Seismic Data representing the cost to the Company of that data.

Risks Associated With Foreign Operations

The Company's existing projects are all located in the United States, which is less susceptible than many foreign jurisdictions to risks relating to political stability and changes in laws relating to foreign ownership, government participation, taxation, royalties, duties, rates of exchange, exchange controls, restrictions on production, export controls, land use and operational safety, the potential for terrorism or military repression. Nevertheless, because a significant percentage of its operating costs, exploration expenditures and lease maintenance and acquisition costs are denominated in U.S. dollars, the Company's results of operations are subject to the effects of fluctuations in exchange rates and inflation. The Company does not engage in any hedging activities to minimize such risks.

Exploration and Production Risks

Drilling oil and gas wells involves the risk that the wells will be unproductive or that, although productive, the wells do not produce oil and/or gas in economic quantities. Other hazards, such as unusual or unexpected geological formations, pressures, fires, blowouts, loss of circulation of drilling fluids or other conditions may substantially delay or prevent completion of any well. Adverse weather conditions can also hinder drilling operations.

A productive well may become uneconomic in the event water or other deleterious substances are encountered, which impair or prevent the production of oil and/or gas from the well. In addition, production from any well may be unmarketable if it is impregnated with water or other deleterious substances. As with any petroleum property, there can be no assurance that oil and gas will be produced from the properties in which the Company has interests. In addition, the marketability of oil and gas which may be acquired or discovered, will be affected by numerous factors beyond the control of the Company. These factors include the proximity and capacity of oil and gas pipelines and processing equipment, market fluctuations of prices, taxes, royalties, land tenure, allowable production and environmental protection. The extent of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital. There is no assurance that additional crude oil or natural gas in commercial quantities will be discovered by the Company.

Financing Risks

As of June 30, 2004, the Company had working capital of $5,070 and potential exploration commitments for the remainder of the 2004 fiscal year of approximately $540,000. See "Liquidity and Capital Resources".

The Company has primarily relied on the sale of its equity capital to fund the acquisition, exploration and development of its petroleum properties. It has no assurance that additional funding will be available to it for exploration and development of its projects or to fulfil its obligations under any applicable agreements. There can be no assurance that the Company will be able to generate sufficient operating cash flow or obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to generate such additional operating cash flow or obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its projects with the possible loss of such properties.

On July 30, 2004, the Company announced that it proposes to issue CAD$300,000 in 8% notes convertible into common shares of the Company at CAD$0.26 per share and secured by the Company's interest in the Kardokus 3-10 well at the Lasley Project in Oklahoma. The issue of the notes is subject to approval of the TSX Venture Exchange.

Natural Gas and Oil Prices

In recent decades, there have been periods of both worldwide overproduction and underproduction of hydrocarbons and periods of both increased and relaxed energy conservation efforts. Such conditions have resulted in periods of excess supply of, and reduced demand for, crude oil on a worldwide basis and for natural gas on a domestic basis. These periods have been followed by periods of short supply of, and increased demand for, crude oil and, to a lesser extent, natural gas.

The excess or short supply of crude oil has placed pressures on prices and has resulted in dramatic price fluctuations even during relatively short periods of seasonal market demand. The price of natural gas has exhibited market demand fluctuations; however, because most of the natural gas consumed within the United States is produced within the United States, the price of natural gas has not exhibited the dramatic price fluctuations that crude oil prices have experienced under conditions of high import levels.

Currency Fluctuations

Presently, the Company's petroleum activities are conducted in the United States and all petroleum revenues and expenditures are conducted in United States dollars. To date, all equity financing conducted by the Company have been conducted in Canadian dollars. The Company will maintain certain of its cash holdings in Canadian dollars. Future devaluation of the Canadian dollar may have a material and adverse effect on the Company's ability to conduct financings in the future.

Selected Quarterly Information for the Quarters Ended June 30, 2004, 2003 and 2002.

	Quarter Ended June 30
	2004	2003	2002
Revenues	342,251	53,348	60,286
Net Loss	267,594	585,810	875,744
Net Loss Per Share	$0.01	$0.03	$0.06
Net Loss Per Share (Diluted)	$0.01	$0.03	$0.06
Total Assets	6,937,288	7,616,554	8,177,151
Long Term Financial Liabilities	Nil	Nil	Nil
Cash Dividend Per Common Share	Nil	Nil	Nil

* Fully-diluted loss per share has not been disclosed as it is anti-dilutive.

Revenues per quarter were not material to the second quarters ended in 2003 and 2002 as the Company's focus during that period was on drilling. Until the Company commenced production from the Lasley Project, there was little oil and gas revenue.

Results of Operations

Revenues have increased in the 2nd Quarter as a result of commencement of production from some of the gas wells drilled and completed in 2003. The Company has participated in the drilling and/or completion of two wells during the 2nd Quarter and two wells subsequent to the end of the Quarter, all at the Lasley Project.

Total drilling and completion costs incurred during the 2nd Quarter were $304,294. Subject to obtaining sufficient funds, the Company plans to participate in the drilling of up to two more wells at the Lasley

Total expenses for the 2nd Quarter were $422,881 compared to $641,247 for the quarter ended June 30, 2003.

·

Depletion and depreciation expense has increased $92,060 due to increased production.

·

Wages and benefits have decreased by $64,361 due to a reduction in staff.

·

Investor relations have decreased by $59,749.

·

Loss (gain) on foreign exchange saw a betterment of $17,712 due to a stabilization of the United States dollar value with respect to the Canadian dollar value as opposed to a decline during the previous quarter.

Summary of Quarterly Events

Quarter Ended	Revenues	Loss	Loss Per Share	Loss Per Share Diluted
June 30, 2004	342,251	80,630	0.01	N/A*
March 31, 2004	149,322	35,861	0.00	N/A
December 31, 2003	163,470	2,182,647	0.10	N/A
September 30, 2003	162,691	45,465	0.00	N/A
June 30, 2003	40,256	286,236	0.01	N/A
March 31, 2003	15,181	299,574	0.01	N/A
December 31, 2002	8,501	495,674	0.04	N/A
September 30, 2002	11,187	371,360	0.02	N/A

Fully-diluted loss per share has not been disclosed as it is anti-dilutive.

Liquidity

As at June 30, 2004, the Company had working capital of $5,070.

Cash flow for the 2nd Quarter was ($525,880) for an average monthly cash flow of ($87,647) per month.

General and administrative expenses are estimated to be $41,368 per month and completion costs as yet unpaid on wells which have been drilled or on wells for which drilling costs have been paid and for which revenues have not as yet been received are estimated to be $179,838. Additional financing will be required to fund some of these completion costs and all the drilling and completion costs of wells which are proposed but not as yet drilled. The Company will be required to raise additional funds by way of equity or debt financing in order to participate in the additional wells.

Summary of securities issued during the period

No securities were issued during the quarter ended June 30, 2004.

APPROVED ON BEHALF OF THE BOARD

"Bill O. Wood"

"Gary Moores"

Director

Director